Hi Jazz,

I'm Brandon and I started Propeller in 2015 to inspire activism and be a positive force for good in the world.

Together our community has generated millions of actions and run impactful campaigns with hundreds of leading nonprofits and the biggest influencers. What we're doing works and it's because of people like you.

But the truth is that we need investment to take the next leap forward. I have always felt that if we were going to get investors involved, then they needed to be aligned with the mission of the company.

That's why I am reaching out personally today to ask you for your support on an upcoming round of equity crowdfunding we're doing via a platform called WeFunder.

This is the chance for our most active and visionary community members like you to become investors in the company before it goes live. There are even early bird perks for doing it now.

Please consider making your most generous pledge today here.

If you have questions, I'd be happy to set up a time to chat. Here is a link to my calendar to book a 10-min Zoom call with me: ZoomCalendar

As always, I really appreciate your support of Propeller and hope this finds you well!

Best,
Brandon

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.